FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic becomes big player at European i-Gaming Congress & Expo

 E-gaming leader becomes major sponsor, offers big surprises for booth visitors;

CEO a featured speaker

September 22, 2008 (Dublin, IRELAND) - CryptoLogic Limited, a leading software developer to the global Internet gaming market, announced today that it will be a featured sponsor and play a significant role in the European i-Gaming Congress & Expo (EiG) taking place in Barcelona from September 23rd – 25th, 2008. EiG is one of the most important trade shows focusing specifically on i-gaming businesses in the European market.

CryptoLogic will operate a booth at the expo and offer “Hulk-sized” surprises to those who visit the stand. Brian Hadfield, CryptoLogic’s President and CEO, is featured in a spotlight panel alongside other senior executives and Internet gaming leaders. Mr. Hadfield will take part in an industry leaders’ debate called “The Software Suppliers Speak.”

“I promised early on that CryptoLogic would be more aggressive than ever before, and doing so means being more visible, more available – and offering valuable insight on issues that affect our industry,” said Mr. Hadfield. “We want to demonstrate to potential top-tier customers – and existing customers such as InterCasino, 888, William Hill, Skybet, Dusk Till Dawn, and the Poker Channel – that CryptoLogic is built to grow and built to win. This move supports our aggressive, open-for-business sales strategy.”

During the Expo, CryptoLogic will launch a new website and marketing materials to highlight the company’s market-leading and award-winning branded casino games, including Street Fighter II, Bejeweled, Cubis and its exclusive classic Marvel properties.

“As an Internet gaming leader, it makes sense for CryptoLogic to lead the way at one of the biggest and best i-gaming trade shows in the world,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Marvel Entertainment, Inc.

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Characters, Inc., and are used with permission. Copyright© 2008 Marvel Characters, Inc. All rights reserved. www.marvel.com. Super Heroes is a co-owned registered trademark.

3RD FLOOR, MARINE HOUSE, CLANWILLIAM COURT,

DUBLIN 2, IRELAND

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For more information, please contact:

Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Dan Tisch, ext. 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.